March 6, 2014

VIA EDGAR TRANSMISSION

Amy Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

(202) 551-4447

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Miller:

On February 21, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of the Catalyst Lyons Tactical Allocation Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement.  The proxy statement relates to a special meeting of the Fund’s shareholders to consider approval of a new investment sub-advisory agreement between Catalyst Capital Advisors LLC (“Catalyst”), the investment advisor to the Fund, and Lyons Wealth Management, LLC (“Lyons”), the investment sub-advisor to the Fund. On February 27, 2014, you provided oral comments to the Proxy.

Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  Throughout the proxy statement, please revise the language to state affirmatively that a change of control of Lyons actually occurred and remove the suggestion that the Board of Trustees is acting “out of an abundance of caution” in requesting that Fund shareholders approve a new sub-advisory agreement.

Response.  The language contained throughout the proxy statement has been revised to affirmatively state that a change of control occurred.  In addition, the “out of an abundance of caution” language has been removed.

Comment 2.  In correspondence to the Staff, please include a detailed explanation of the facts and timeline of the events surrounding the need for a new sub-advisory agreement, including all details of the change of control, whether there was an interim contract in place, any requests for retroactive fees, and any other issues which are necessary for a full understanding.

Response.  Lyons served as investment sub-advisor to the Fund since its inception in July 2012.  Until November 2013, Alexander “Sander” Read served as the CEO of Lyons, directing the firm’s day-to-day management and strategy, while Mark Cosgrove was the firm’s owner.  Mr. Cosgrove was never involved in the long or short term business decisions or the day-to-day operations.  In November 2013, Mr. Cosgrove transferred his entire ownership interest in the firm to Mr. Read. Despite a requirement in the prior sub-advisory agreement with Catalyst to immediately notify the Trust and Catalyst in the event of a change in control, seeing no change in the operation of the business, Lyons did not notify either party of the ownership change until January 23, 2014, when Lyons notified Catalyst during the Trust’s quarterly certification process. Soon after, the Trust determined the ownership transfer was likely a change in control and, therefore, likely had caused an assignment of the sub-advisory agreement, which automatically terminated the prior sub-advisory contract as of November 2013. On February 3, 2014, Catalyst assumed Lyons’ investment duties and began managing the Fund’s portfolio until a new sub-advisory agreement could be approved.

Consequently, from November 2013 until February 3, 2014, Lyons technically functioned as a sub-advisor to the Fund without a contract. No interim agreement was put into place with Lyons. However, during this time, Lyons received no payment from Catalyst for these duties as Catalyst had been reimbursing the Fund for expenses in excess of the advisory fees earned (and under the prior sub-advisory agreement, Lyons received 50% of the net advisory fee Catalyst receives from the Fund, reduced by fee waivers and other expenses, as more fully described in the proxy statement). Further, Lyons is not requesting retroactive shareholder approval for fees which might later been determined to have been earned during this interim period.

On February 11, 2014, the Trust’s Board of Directors approved a new sub-advisory agreement between Lyons and Catalyst and requested shareholder approval of the agreement be obtained.

Comment 3. Please provide enhanced disclosure of the timeline of events in the proxy statement, and note the date that Lyons notified Catalyst and/or the Trust of the change in ownership or the date Catalyst and/or the Trust became aware that a change of control occurred.

Response. The “Background” section of Proposal 1 has been revised to clarify the timeline of events and to note the date that Lyons notified Catalyst of the change in ownership.

Comment 4.  In the “Nature, Extent and Quality of Services” paragraph of the section entitled “Evaluation by the Board of Trustees” of Proposal 1, please confirm that it was the Trust’s Chief Compliance Officer, not Catalyst’s, that performed the on-site examination of Lyons.

Response. The Registrant confirms that it was the Trust’s Chief Compliance Officer who performed the on-site examination of Lyons.

* * * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP